FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                November 27, 2007

                        Commission File Number 001-14978


                               SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: November 27, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary



Precautionary knee recall

27 November 2007


Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today a precautionary recall of knees from the TC-PLUS*, VKS* and RT-PLUS* knee ranges. Smith & Nephew has been informed by a UK supplier that a limited number of semi-finished knee implant castings have a higher than specified iron content. These castings were manufactured during a short period of time in May and June this year on behalf of the company's subsidiary, Plus Orthopedics AG ("Plus").

The higher iron content in these knee products has occurred as a result of a production error at the supplier's factory. The finished products have been supplied mainly to customers in Europe, with some to the US and other countries. All affected products are now being recalled as a precautionary measure.

Of the affected products about 275 have been implanted and the recall process is working to determine the status of approximately 300 additional implants; of these a significant proportion is expected to be located in inventory at distributors and hospitals.

The higher iron content of these implants is not expected to pose any toxicity or biocompatibility issues for patients. Many orthopaedic implants contain iron in much greater percentages. There have been no reports to date of any patient problems resulting from the use of these implants. Smith & Nephew is carrying out laboratory testing to determine if the implants' material properties or durability have been affected.

Enquiries

Investors/Media
Liz Hewitt                                       Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Group Director Corporate Affairs

Media

Jon Coles and Justine McIlroy                    Tel:   +44 (0) 20 7404 5959
Brunswick - London

Cindy Leggett-Flynn                              Tel:   +1 (212) 333 3810
Brunswick - New York

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedic Reconstruction, Orthopaedic Trauma and Clinical Therapies, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2006 were nearly $2.8 billion.

Forward-Looking Statements

This press release contains certain "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under "Outlook" are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew's expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

* Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.